Exhibit 1.

FOR IMMEDIATE RELEASE

January 15, 2002

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is reporting fourth quarter 2001 earnings of $5,845,000 or $0.51 per share compared to $5,754,000 or $0.49 per share earned during the same period in 2000. Earnings for the year ended December 31, 2001 were $22,272,000 or $1.93 per share as compared to earnings of $22,346,000 or $1.86 per share for the same period last year.

Return on average assets was 0.91% for the three months ended December 31, 2001 compared to 1.03% for the fourth quarter of 2000. Return on average assets for the year ended December 31, 2001 was 0.91% compared to 1.02% for the year ended December 31, 2000. Return on average shareholders' equity was 12.08% for the quarter ended December 31, 2001 as compared to 12.73% for the same period in 2000. Return on average shareholders' equity was 11.85% for the year ended December 31, 2001 compared to 12.63% for the year ended December 31, 2000. CTBI's efficiency ratio for the year ended December 31, 2001 was 60.07% compared to 58.53% for the same period in 2000, reflecting the operating costs associated with the five branches acquired on January 26, 2001 and the operating results from the acquisition of a controlling interest in Citizens National Bank & Trust of Hazard, Kentucky on October 11, 2001.

Balance Sheet Review

The Company's assets grew 10.8% from December 31, 2000 to December 31, 2001 increasing from $2.262 billion to $2.506 billion. The loan portfolio grew 0.98% to $1.71 billion from the $1.69 billion at December 31, 2000. Total deposits grew 10.9% to $2.16 billion from the $1.94 billion at December 31, 2000. Total loans for the Company increased by $79 million due to the acquisition of the Bank of Mount Vernon on January 26, 2001 and by $45 million due to the acquisition of 75.28%, a controlling interest, in the Citizens National Bank & Trust of Hazard on October 11, 2001. The impact of current economic conditions on the Company's balance sheet is evidenced by the lack of internal loan growth resulting from a significant softening in commercial loan demand and the migration of portfolio residential real estate loans to long-term fixed rate secondary market loans. The Company's deposits increased $211.9 million, the result of our acquisitions.

Foreclosed properties on December 31, 200l were $1.98 million, a decrease from the $2.02 million reported at September 30, 2001.

Non-performing loans on December 31, 2001 were $33.7 million, increasing 14.6% from the $29.4 million at September 30, 2001 and 29.1% from the $26.1 million at December 31, 2000. During the fourth quarter of 2001, two credit relationships totaling $6.5 million were added to our non-performing loans. Specific reserves are established for all large loans where a loss may occur; therefore, no significant losses are anticipated except for those loans with specific reserve allocations.

Net charge-offs for the year ending December 31, 2001 were $11.4 million, a 35% increase from the $8.4 million experienced during 2000. As was discussed in our June 30, 2001 and September 30, 2001 earnings releases, $2.25 million of the increase in net charge-offs is the result of the Bank's recognition of the loss on one large commercial credit for which a specific reserve had been established. Our reserve for losses on loans and leases as a percentage of total loans was 1.38% on December 31, 2001 compared to 1.53% on December 31, 2000. The decline in loan loss reserve as a percentage of total loans is primarily the result of the addition of $124 million in loans from the Mt. Vernon and Hazard acquisitions which did not require a corresponding loan loss reserve (impacting the reserve ratio by 11 basis points) and the charge to the specific reserve mentioned above.

While maintaining a dividend yield of 3.54%, the Company continues to grow its shareholders' equity. Shareholders' equity on December 31, 2001 of $191.6 million is a 5.3% increase from the $181.9 million on December 31, 2000.

Net Interest Income

Although a decline in the Company's net interest margin was anticipated as the economy began to weaken during 2000 and interest rates began to decline in January 2001, the magnitude of the decrease in interest rates was not anticipated. CTBI's net interest margin continued to be negatively impacted by the repricing of assets quicker than liabilities through the first eight months of 2001. The Company was seeing some relief on its margin during September 200l when the national disaster of September 11, 2001 prompted an additional lowering of interest rates by the Federal Open Market Committee. The 475 basis point decline in market interest rates during 2001 resulted in a 35 basis point decline in our net interest margin from 4.15% for the quarter ended December 31, 2000 to 3.80% for the quarter ended December 31, 2001. During this period of rate reductions, more of the Company's assets have repriced than liabilities. The next twelve months present an opportunity for an improved net interest margin as our liabilities mature and reprice at current market rates, reducing our cost of funds.

Non-interest Income

Non-interest income for the quarter ended December 31, 2001 of $6.16 million was a 13% increase from the $5.45 million earned during the same period in 2000. Non-interest income for the year ended December 31, 2001 was $23.8 million, a 21.8% increase from the $19.5 million for year ended December 31, 2000. The increase in non-interest income is the result of an increase in gains on sale of residential real estate loans due to current refinancing activity, an increase in deposit account fees, and an increase in gains from the sale of securities.

Non-interest Expense

Non-interest expense was $16.7 million for the fourth quarter 2001, a 9.4% increase from the $15.2 million for the fourth quarter 2000. Non-interest expense for the year ended December 31, 2001 was $64.9 million, a 4.9% increase from the $61.9 million for the year ended December 31, 2000. The increase in non-interest expense is primarily attributable to the operating expenses associated with the addition of the five banking offices acquired from The Bank of Mount Vernon, Inc. on January 26, 2001 and the addition of a controlling interest in the Citizens National Bank & Trust of Hazard on October 11, 2001. The additional expenses are also reflected in our efficiency ratio, which increased 180 basis points from 56.76% for the quarter ended December 31, 2000 to 58.56% for the current quarter.

Adoption of FASB Statement No. 142

Effective January 1, 2002, the Company adopted FASB Statement No. 142, "Goodwill and other Intangible Assets." Upon adoption, the Company ceased amortizing goodwill of approximately $59.5 million arising from previous purchase transactions. This will reduce amortization expense on an annual basis beginning in 2002 by $3.1 million and increase earnings on an annual basis beginning in 2002 by $2.3 million. Goodwill will continue to be evaluated for impairment in accordance with FASB 142.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors' pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations' savings and financial planning needs; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Office of the Comptroller of Currency, the Federal Deposit Insurance Corporation, and state regulators whose policies and regulations could affect the Corporation's results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky and has 69 banking locations across eastern and central Kentucky, and 5 banking locations in West Virginia.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
December 31, 2001
(in thousands except per share data)

	Three	Three	Three	Twelve	Twelve
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	12/31/01	9/30/01	12/31/00	12/31/01	12/31/00

Interest income	$41,362	$43,536	$45,962	$176,835	$175,749
Interest expense	19,411	23,173	25,112	93,717	91,515
Net interest income	21,951	20,363	20,850	83,118	84,234
Loan loss provision	2,840	2,428	2,580	9,185	9,217

Securities gains (losses)	138	-	7	775	60
Gains on sales of loans	880	645	496	2,554	942
Deposit service charges	2,975	2,738	2,447	11,086	9,670
Trust revenue	613	624	727	2,520	2,523
Insurance commissions	54	80	134	377	685
Other noninterest income	1,502	1,425	1,634	6,462	5,646
Total noninterest income	6,162	5,512	5,445	23,774	19,526

Personnel expense	8,144	7,315	7,302	31,093	29,686
Occupancy and equipment	2,034	2,210	2,094	8,884	9,026
Amortization- goodwill / intangibles	956	951	778	3,699	3,113
Other noninterest expense	5,531	5,216	5,056	21,262	20,102
Total noninterest expense	16,665	15,692	15,230	64,938	61,927

Net income before taxes	8,608	7,755	8,485	32,769	32,616
Income taxes	2,763	2,482	2,731	10,497	10,270
Net income	$5,845	$5,273	$5,754	$22,272	$22,346

Memo: TEQ interest income	$41,847	$44,021	$46,504	$178,817	$177,858

Average shares outstanding	11,424	11,420	11,720	11,517	11,947
Basic earnings per share	$0.51	$0.46	$0.49	$1.93	$1.88
Diluted earnings per share	$0.51	$0.46	$0.49	$1.93	$1.88
Dividends per share	$0.21	$0.20	$0.19	$0.81	$0.75

Average balances:
Loans, net of unearned income	$1,744,064	$1,742,341	$1,697,713	$1,749,892	$1,666,062
Earning assets	2,343,388	2,241,523	2,063,314	2,256,341	2,004,686
Total assets	2,541,349	2,426,273	2,244,732	2,444,695	2,195,380
Deposits	2,180,293	2,079,366	1,927,961	2,094,296	1,886,198
Interest bearing liabilities	2,013,862	1,940,220	1,796,886	1,956,910	1,751,519
Shareholders' equity	191,931	188,493	179,828	187,899	176,911

Performance ratios:
Return on average assets	0.91%	0.86%	1.03%	0.91%	1.02%
Return on average equity	12.08%	11.10%	12.73%	11.85%	12.63%
Yield on average earning assets (tax equivalent)	7.08%	7.79%	8.97%	7.93%	8.87%
Cost of interest bearing funds (tax equivalent)	3.82%	4.74%	5.56%	4.79%	5.22%
Net interest margin (tax equivalent)	3.80%	3.69%	4.15%	3.77%	4.33%
Efficiency ratio	58.56%	59.53%	56.76%	60.07%	58.53%

Loan charge-offs	$(4,264)	$(3,805)	$(3,331)	$(15,446)	$(13,447)
Recoveries	1,014	936	879	4,023	5,014
Net charge-offs	$(3,250)	$(2,869)	$(2,452)	$(11,423)	$(8,433)

Market Price:
High	$24.50	$24.50	$15.69	$28.50	19.77
Low	20.86	20.79	13.94	15.00	13.13
Close	23.75	23.90	14.88	23.75	14.88

			As of	As of	As of
			12/31/01	9/30/01	12/31/00

Assets:
Loans, net of unearned			$1,711,072	$1,724,389	$1,694,525
Loan loss reserve			(23,648)	(24,059)	(25,886)
Net loans			1,687,424	1,700,330	1,668,639
Securities AFS			367,233	364,293	236,620
Securities HTM			83,324	38,760	48,976
Other earning assets			114,166	113,809	97,630
Cash and due from banks			95,630	64,616	72,085
Premises and equipment			51,101	48,425	49,029
Goodwill and core deposit intangible			64,534	63,153	56,320
Other assets			42,276	29,019	32,676
Total Assets			$2,505,688	$2,422,405	$2,261,975

Liabilities and Equity:
NOW accounts			$33,082	$11,517	$14,544
Savings deposits			568,228	515,133	485,454
CD's >=$100,000			385,724	392,031	367,494
Other time deposits			848,301	874,849	821,782
Total interest bearing deposits			1,835,335	1,793,530	1,689,274
Noninterest bearing deposits			320,437	276,055	254,642
Total deposits			2,155,772	2,069,585	1,943,916
Other interest bearing liabilities			140,053	137,081	120,337
Noninterest bearing liabilities			18,257	24,940	15,819
Total liabilities			2,314,082	2,231,606	2,080,072
Shareholders' equity			191,606	190,799	181,903
Total Liabilities and Equity			$2,505,688	$2,422,405	$2,261,975

Ending shares outstanding			11,426	11,414	11,701
Memo: Market value of HTM Securities			$84,176	$39,456	$47,053

90 days past due loans			$2,640	$6,169	$3,000
Nonaccrual loans			30,496	22,724	22,731
Restructured loans			518	474	338
Foreclosed properties			1,982	2,027	4,650

Tier 1 leverage ratio			6.44%	6.66%	7.29%
Tier 1 risk based ratio			9.17%	9.06%	9.23%
Total risk based ratio			10.38%	10.30%	10.48%
FTE employees			883	815	795
Community Trust Bancorp, Inc. reported earnings for the three and twelve months ending December 31, 2001 and December 31, 2000 as follows:

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2001	2000	2001	2000
(in thousands except
per share information)

Net income	$5,845	$5,754	$22,272	$22,346

Basic earnings per share	$0.51	$0.49	$1.93	$1.88

Diluted earnings per share	$0.51	$0.49	$1.93	$1.88

Average shares outstanding	11,424	11,720	11,517	11,947

Total assets (end of period)	$2,505,688	$2,261,975

Return on average equity	12.08%	12.73%	11.85%	12.63%

Return on average assets	0.91%	1.03%	0.91%	1.02%

Provision for loan losses	$2,840	$2,580	$9,185	$9,217

Gains on sales of loans	$880	$496	$2,554	$942